Exhibit 99.1

HAFNIA LIMITED: Mandatory notification of trade by primary insider

12 April 2024

Perry Van Echtelt, Chief Financial Officer of Hafnia Limited ("Hafnia"), has today sold 250,000 shares in Hafnia at a price of NOK 80.7261 per share on Oslo Børs.

Following the sale, Perry Van Echtelt holds a total of 382,509 shares in Hafnia.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Notification of transactions by Primary Insiders and Close Associates

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Perry Van Echtelt
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Hafnia Limited
b)	LEI	5493001KCFT0SCGJ2647
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in Hafnia Limited (ISIN: BMG4233B1090)
b)	Nature of the transaction	Sale
c)	Price(s) and volume(s)	Price	Volume
		NOK 80.7261	250,000

d)	Aggregated information — Aggregated volume — Price	- Aggregated volume: 250,000 - Price: NOK 80.7261 - Total amount: NOK 20,181,525
e)	Date of the transaction	11.04.2024
f)	Place of the transaction	Oslo Stock Exchange